GSI Commerce, Inc.
935 First Avenue
King of Prussia, PA 19406

July 31, 2009

Stephen J. Gold
15 Jonathan Smith Rd.
Morristown, NJ 07960

Dear Steve:

Reference is made to the Offer Letter, dated January 31, 2005 (the “Offer Letter”), between GSI Commerce Solutions, Inc. (the “Company”) and you. Intending to be legally bound, the Company and you agree to the following amendments to the Offer Letter:

•	You will report to either the Chief Executive Officer of the Company (the “CEO”) or such other executive in such manner as you and the CEO agree upon (the “agreed upon executive”). If the Company (i) changes your reporting so that you report to someone other than the CEO or the agreed upon executive in the agreed upon manner or (ii) materially reduces your job responsibilities and duties in effect immediately prior to such reduction or materially changes your role in a manner that is substantially inconsistent with your roles and responsibilities immediately prior to such reduction such that your role has been diminished , then provided that upon the first occurrence of any event or condition specified in clause (i) or (ii), you shall have given the Company notice that you are resigning your employment with the Company due to the occurrence of such event or condition and the Company shall not have corrected the situation within ten (10) days after you give such notice, you may resign your employment with the Company and receive the severance and healthcare benefits as provided in this letter so long as you in good faith continue to provide your services to the Company for a transition period of 3 months.

•	Subject to approval of the Compensation Committee of the Company’s Board of Directors, you will be eligible for an incentive arrangement in addition to the Company’s current LTAIP. The arrangement would provide you with the opportunity for each fiscal year to earn an additional cash incentive of up to 50% of your base salary for that fiscal year based on the achievement of individual and departmental goals and objectives to be determined in good faith by you and Michael Rubin, with support from Jim Flanagan. It is the Company’s expectation that you will achieve the agreed upon goals and objectives and earn the full incentive opportunity. Any amounts earned under this incentive arrangement would be paid in March following the fiscal year to which the incentive opportunity related. You agree that should you resign for any reason or the Company terminates your employment for “cause” (as defined in the Offer Letter) within nine (9) months after receiving payment of any amounts earned under this incentive arrangement, you will repay to the Company all such amounts paid to you within the prior nine (9) months. For the avoidance of doubt, this “claw-back” provision only applies to amounts paid under this incentive arrangement and not to amounts paid under the Company’s LTAIP. The details on this incentive arrangement will be drafted in July and presented for approval at the Compensation Committee meeting scheduled for August 11, 2009.

•	Subject to your satisfactory performance of your job responsibilities and duties, you will be entitled to work an average of up to two (2) days per week (measured over each fiscal quarter) from your home office.

•	If the Company terminates your employment without “cause” (as defined in the Offer Letter) or you terminate your employment in accordance with the first bullet of this letter, the Company will pay to you severance in an amount equal to the number of months of your base salary set forth below:

Date of Severance	Number of Months of Base Salary

7/1/2009 – 6/30/2010 7/1/2010 – 6/30/2011 7/1/2011 and thereafter	24 months 18 months 12 months

Any severance to which you become entitled under this bullet, less payroll deductions and all required withholdings, will be payable in accordance with the Company’s normal payroll practices over the period of such severance. If for any year during your employment with the Company, the Company agrees to pay severance to Senior Executives generally that would be for a greater number of months than the number of months of severance you would be entitled to you for the year in question, then you would be entitled to receive the same number of months of severance for that year. For the avoidance of doubt, the immediately preceding sentence is intended to cover severance the Company agrees to pay to Senior Executives as part of an offer letter, employment agreement or similar employment arrangement and not as part of a negotiated termination of employment or as required by a judgment or order of a court or other governmental body. Notwithstanding the foregoing, you will not receive any of the payments set forth in this bullet or the next bullet, unless upon your termination of employment you furnish the Company with an effective waiver and release of claims in the form attached hereto as Exhibit “A” within the time period set forth therein, but in no event later than forty-five (45) days following termination of your employment.

•	If the Company terminates your employment without “cause” (as defined in the Offer Letter) or you terminate your employment in accordance with the first bullet of this letter, to the extent Company is able to do so under applicable law and the Company’s healthcare plan, the Company will continue to provide health care coverage for you and your family under the Company’s healthcare plan in effect immediately prior to your termination for the lesser of thirty-six (36) months after such termination or until you obtain other health care coverage. The cost of such healthcare coverage will be deducted from your severance payments. If you do not obtain other healthcare coverage during, and the Company is unable under applicable law or the Company’s healthcare plan to continue to provide such coverage after, the first eighteen (18) months following the termination of your employment, the Company will use all commercially reasonable efforts to help you obtain comparable healthcare coverage from another plan or provider for the second eighteen months following the termination of your employment or, if earlier, until you obtain other health care coverage. In the event it is necessary for you to obtain such comparable coverage, you will be responsible for paying the same amount you were paying under the Company’s healthcare plan immediately prior to such termination, and the Company will be responsible for paying the incremental cost above that amount.

•	Benefits payable under this letter will be subject to the distribution requirements of Section 409A(a)(2)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), including, without limitation, the requirement of Section 409A(a)(2)(B)(i) of the Code that payment to you be delayed until 6 months after separation from service if you are a “specified employee” within the meaning of the aforesaid section of the Code at the time of such separation from service.

•	The Company will pay the reasonable costs for you to rent an apartment, condominium or house in the King of Prussia, PA area. The Company will also purchase furniture reasonably selected by you to furnish such apartment, condominium or house. All furniture purchased by the Company will be the property of the Company. These costs will be subject to applicable payroll deductions and all required withholdings.

•	The Company will purchase or lease such office equipment and technology, including video conferencing equipment, reasonably selected by you to enable you to work remotely from your house in Northern New Jersey as frequently as may be reasonably determined by you and the Company.

Except as otherwise specifically modified in this letter, all terms and conditions of the Offer Letter will continue in full force and effect.

Please indicate your agreement with the forgoing by signing and dating this letter where indicated below.

Sincerely,

/s/ Michael G. Rubin
Michael G. Rubin
President and Chief Executive Officer

AGREED TO AND ACCEPTED:

/s/ Stephen J. Gold
Stephen J. Gold

8/4/09
Date